UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, January 9, 2026

Ref. Note: CPSA-GG-N-0007/26-AL

COMISIÓN NACIONAL DE VALORES – “CNV”

Issuers Supervision Department

25 de Mayo 175

City of Buenos Aires

Attention: Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Ref: Relevant Fact

Dear Sirs,

I am pleased to address you in my capacity as Market Relations Officer of Central Puerto S.A. (hereinafter, the “Company” or “CPSA”), in order to inform you that, pursuant to Resolution No. 2124/25 of the Ministry of Economy of Argentina, CPSA has been awarded: (i) 51% of the Class “A” shares, (ii) 47% of the Class “B” shares, and (iii) 2% of the Class “C” shares (collectively, “the Shares”) of Piedra del Águila Hidroeléctrica Argentina S.A. (hereinafter, “PDAHA”), within the framework of the National and International Public Tender for the Sale of 100% of the shares of PDAHA, among other assets (hereinafter, the “Tender”).

As a result, and upon fulfillment of the requirements set forth in the Tender, today:

a)	The National Government transferred the Shares of PDAHA to CPSA;
b)	The National Government and PDAHA executed the Concession Agreement to operate Piedra del Águila Hydroelectric Complex for a thirty (30) year-term; and
c)	PDAHA took possession of the assets subject to the Concession.

Without further matters to address,

Sincerely yours,

Leonardo Marinaro

Market Relations Officer

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: January 12, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact